Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Commerce Bancorp, Inc.
SEC Registration Statement No.: 333-147304
From time to time, The Toronto-Dominion Bank (the “Bank”) makes written and oral forward-looking statements, including in this filing which includes (i) an email from Ed Clark to TD Bank Financial Group employees on November 29, 2007, (ii) Q4 2007 strategic overview talking points by Ed Clark to analysts and (iii) materials used in a presentation to analysts held on November 29, 2007, and in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, the Bank’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2008 and beyond, and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The economic assumptions for 2008 for each of our business segments are set out in the 2007 Annual Report under the headings “Economic Outlook” and “Business Outlook and Focus for 2008”, as updated in the subsequently filed quarterly Reports to Shareholders. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors – many of which are beyond our control – that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the management discussion and analysis section of the Bank’s 2007 Annual Report and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank’s ability to execute its strategies, including its integration, growth and acquisition strategies and those of its subsidiaries, particularly in the U.S.; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; the failure of third parties to comply with their obligations to the Bank or its affiliates as such obligations relate to the handling of personal information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers; legislative and regulatory developments; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of the Bank’s risk management framework, including the risk that the Bank’s risk management models do not take into account all relevant factors; the possible impact on the Bank’s businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information, see the discussion starting on page 59 of the Bank’s 2007 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
In addition to the factors described above, the following factors relating to the Commerce Bancorp, Inc. (“Commerce”) transaction, among others, could also cause actual results to differ materially from those expressed in the forward-looking statements described on the earlier slide: the ability to obtain the approval of the transaction by Commerce stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.
The proposed merger transaction involving the Bank and Commerce will be submitted to Commerce’s shareholders for their consideration. The Bank and Commerce have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about the Bank and Commerce, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Bank, Commerce, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2007, which will be filed with the Securities and Exchange Commission by December 3, 2007, its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce’s directors and executive officers is available in Commerce’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
The information may also contain non-GAAP financial disclosure. The Bank’s financial results prepared in accordance with GAAP are referred to as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results (i.e., reported results excluding “items of note”, net of income taxes) to assess each of its businesses and measure overall Bank performance. Adjusted net income, adjusted earnings per share (EPS) and related terms used in this presentation are not defined terms under GAAP and may not be comparable to similar terms used by other issuers. See “How the Bank Reports” in the 4th Quarter 2007 Press Release and the 2007 MD&A available under the Bank’s Investor Relations internet link located at http://www.td.com/investor for further explanation, a list of the items of note and a reconciliation of adjusted earnings to reported basis (GAAP) results.

EMAIL FROM ED CLARK TO TD BANK FINANCIAL GROUP EMPLOYEES ON NOVEMBER 29, 2007

TO:	TDBFG People Managers and above
FROM:	Ed Clark
DATE:	Thurs. Nov 29/07, (issue immediately following press release)
FYI:	A Tremendous Year for TD
Please share with your team
Excellent Results in 2007
This has really been a milestone year for us. Our risk strategies were validated, our businesses continued to grow, and we earned over $4 billion on an adjusted basis. This was another outstanding year in a string of outstanding years. In short, you delivered a fantastic result.
Your competitive spirit and desire to tackle the next challenge never cease to impress me. But let’s take the time to look back on all we’ve accomplished and celebrate what was 2007. On behalf of our Board of Directors, our shareholders, and the senior management team, I want to thank you and your teams for being the heart and soul of TD’s success.
What makes our results so meaningful is that they show how TD has been on the right path for the past five years. We made deliberate decisions to alter TD’s risk-reward profile. We said we were going to consistently grow earnings without extending out the risk curve. At the time, we knew that investors wouldn’t fully appreciate our decisions until we had been put to the test. This year’s market turmoil did just that — and TD passed with flying colours. We are almost alone among major banks in having no large one-off losses due to the credit crunch in 2007.
To see our entire 2007 story, I’d encourage you to visit the interactive online version of our 2007 Annual Report on www.td.com/investor on Monday, December 3rd. This year’s theme is “leading the way,” a tribute to our impressive year and position as a leading North American bank.
In the meantime, the details of our fourth quarter and full fiscal 2007 results are in our press release issued earlier today at www.td.com. Here are some of the highlights.
Canadian Retail Operations – Showing Continued Strength
Our Canadian retail operations – the combination of Canadian Personal and Commercial Banking and Canadian Wealth Management — blazed the way for us again in 2007, showing the results of focused strategies and consistent re-investment. They delivered over $2.75 billion in earnings, up 16% in another record year.
The fourth quarter marked TD Canada Trust’s fifth straight year of double-digit growth. A phenomenal track record. And the recognition we received from J.D. Power and Synovate clinches the fact we’re still #1 in customer service in Canada.
If that’s not impressive enough, consider that this year we launched 50% longer branch hours than our peers and opened 38 more new branches (including our 100th in Quebec). These investments add strength to our core retail franchise by once again raising the bar on what it means to deliver convenience and service.

Wealth Management is yet another success story. We have one of the fastest growing wealth businesses in Canadian banking. It has grown an average of 26% per year for the last five years. That’s an incredible achievement – from earning $157 million in 2002 to earning more than half a billion dollars in 2007. Since 2003, we’ve also seen referrals to TD Waterhouse from TDCT and vice-versa grow by 50% every year – a powerful testament to the success of our integration strategy.
Wholesale Bank – A Fantastic Year
Our Wholesale bank had just a fantastic year, with earnings up over 24% compared to adjusted results in the prior year. TD Securities stuck to their business strategy – they solidified their position as a Top 3 dealer in Canada, delivered great trading results and produced near record earnings. They also avoided the hazards which hurt many banks around the world.
This performance is all the more impressive in light of recent market conditions. This did not happen by chance. Where we are today reflects specific decisions that were consistent with our view on risk-reward and transparency that we promised and delivered to our shareholders.
U.S. Operations – Growing as a North American Powerhouse
Complementing our retail base in Canada is a growing U.S. retail franchise. TD Banknorth is showing it can grow even in tough markets, and TD Ameritrade produced its fifth year in a row of record earnings. Just five years ago TD didn’t generate any U.S. earnings. This year in the U.S. we earned $620 million on an adjusted basis.
We also privatized and repositioned TD Banknorth, had our former TD Waterhouse USA clients successfully transitioned to the TD Ameritrade platform, and announced our intent to acquire Commerce Bancorp – setting the stage for a powerful, growing U.S. platform built on many of the same winning factors that have made us so successful in Canada.
The Commerce Deal – A Perfect Fit
Obviously the big news in the fourth quarter was the announcement of the Commerce deal. Commerce is a perfect strategic fit for TDBFG and is set to be a monumental part of our future. The combination of Commerce, TD Banknorth and TD Canada Trust would make TDBFG a North American powerhouse, with over 2,000 branches and almost one quarter of a trillion dollars in retail deposits.
The contributions of Commerce, taken together with what we’re already on track to see from TD Banknorth and TD Ameritrade could combine for over $1 billion in U.S. earnings next year. Together with Canadian retail, this means we could deliver $4 billion in retail earnings alone in 2008 – a strong anchor for any franchise.
We expect the deal to close in February or March 2008, subject to Commerce shareholder and regulatory approvals. Once the deal is completed our #1 priority would be to get Commerce integrated with TD Banknorth – and get it done right. I know we have the expertise and the best people from both sides to make it happen.
Feeling Good About 2008
In closing, we had a tremendous year. While TD’s strategic positioning may have helped us avoid some of the more obvious impacts of the market crisis, we’re not immune to the effects of a potentially slower economy. But we feel good about our position moving forward.

This is an incredibly exciting time to be at TD. When you look around the world, there are few banks that look like us. We are in a position to transform TD into North America’s most dynamic customer focused bank. Together we’re making history, and I couldn’t be more proud of what you’re accomplishing. Thank you for the difference you made in 2007.
This season is also a particularly good time to think about the people who support and encourage us along the way – our families and friends. I’d like to pass along my best wishes to you and them for a happy and healthy 2008.
Ed
Commerce’s shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they contain important information. Shareholders are able to obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and Commerce Bancorp, Inc., without charge, at the Securities and Exchange Commission’s (SEC) Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East Cherry Hill, NJ 08034-5400, 1-888-751-9000. Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Commerce’s proxy statement for its most recent annual meeting, as filed with the SEC, and in TD Bank Financial Group’s annual report and notice of annual meeting and proxy circular, as filed with the SEC. This material contains forward-looking statements which involve a number of significant risks and uncertainties.

Q4 2007 STRATEGIC OVERVIEW TALKING POINTS BY ED CLARK TO ANALYSTS
Q4 2007
Strategic Overview
(Check Against Delivery)
Ed Clark, President and CEO
•	Thank you Tim and thanks to everyone for joining us this afternoon.

•	Colleen will be up shortly to give you more detail on how we did in Q4 and the year overall.

•	I’d like to start by summarizing 2007, and then commenting on the current financial situation, and our outlook.

•	From my perspective we had a great fourth quarter, ending a spectacular 2007. Every TD business grew at a double-digit pace year over year. Our strategies were validated, our franchises were reinforced, our people – the heart and soul of our organization - delivered.

•	What makes our results so meaningful is that they were not built on short-term gains, or risky strategies which paid off. Rather they represent a consistent focus on growing franchise earnings – and constantly investing for the future to extend our competitive edge.

•	This focus played out for us in a number of highlights this year:
o	We launched even longer branch hours – 50% longer than our peers

o	We opened 38 new branches, including our 100th branch in the province of Quebec

o	We added 139 client-facing advisors and hundreds more customer facing employees

o	We continued to hold #1 or #2 market share in most retail products

o	TDCT was recognized by J.D. Power and Synovate for being the #1 bank in customer service in Canada – clearly we know retail banking

o	TD Securities solidified their position as a Top 3 dealer in Canada and had no writedowns to report
•	Our Canadian retail businesses together earned over $2.75 billion during the year, up 16%. More importantly, every year since 2002 we’ve grown at double digit rates more than doubling our bottom line from $1.2 billion. In 2002, TD’s Canadian retail earnings made up about 21% of the total Canadian retail earnings of the top 5 banks in Canada. By 2007, TD’s share was 25% — a remarkable shift.

•	Complementing this retail base in Canada is a growing retail franchise in the U.S. This year we earned $620 million on an adjusted basis in the U.S., TD Ameritrade successfully transitioned TD Waterhouse USA clients to its platform, we privatized and repositioned TD Banknorth and announced our intent to acquire Commerce Bank – setting the stage for a unique U.S. growth franchise built on the same winning factors in place in TD Canada Trust.

•	In light of recent market events, clearly the most noteworthy success of 2007 has been the performance of our Wholesale bank which increased earnings 24%.

•	TD Securities stuck to their business strategy – they solidified their position as a Top 3 dealer in Canada, delivered great trading results and produced near record earnings. They also avoided the hazards which hurt many banks around the world. Let’s put this outcome into context. Our out performance in Wholesale didn’t happen by chance. Where we are today reflects specific decisions that were consistent with our view on risk-reward and transparency that we promised and delivered to our shareholders.

•	The result – for TD Bank as a whole — 23% adjusted EPS growth for our shareholders, topping off a 5 year run of 21% EPS compounded growth on the same basis and a 23% Total Shareholder compounded return. Our dividends have grown by almost 14% annually over the past 5 years – and increased by 19% this year, a clear indication of the Board’s confidence in TD’s ability to consistently grow earnings over time.

•	Let me anticipate an obvious question about this morning’s announcement of Citadel’s investment in E Trade. Obviously, I am not going to comment on another company’s business decisions. What I can say is that we have backed TD Ameritrade’s consistent position that it will make acquisitions which make sense for its shareholders — make sense financially, in risk terms and strategically. TD Ameritrade has a great organic growth strategy which continues to gain traction and has no need to do an acquisition; it remains open to opportunities but only those which do meet these 3 criteria — and they’re in no hurry.

•	Let me comment briefly on the recent financial market turmoil. The markets continue to be disturbed by an ongoing series of writeoffs at financial institutions. The press characterizes the markets as being hit by a credit crisis. I characterize it as a sub-prime credit crisis leading to a liquidity crisis in the financial industry driven by a lack of transparency about the risks banks were taking or passing on to their clients and customers.

•	Current writedowns are part of the cure. What is understandably disturbing the market is the extent to which many institutions relied on these various activities as a source of income. The market has combined this realization with a lack of visibility on the ultimate fallout in the US housing market and therefore is concerned with the risk of both future writedowns and slower underlying earnings growth. Today the market is punishing all banks in a similar manner. Over time the market should start to differentiate between banks on the basis of the quality of their earnings.

•	TD is a positive outlier because our business philosophy guided us to avoid third party asset backed paper, to ensure we had no exposure to US sub-prime lending, and to exit the structured product business. These decisions cost us income at the time, but they were in line with what we had promised the market – consistently growing franchise earnings without taking long tail risks. As a result, we have no writedowns this quarter. Going forward, our Wholesale bank is not looking to replace lost income.

•	The financial turmoil has had an effect on our businesses as Colleen will describe, but on a net basis, it has not been material.

•	So what about 2008? It’s easy in these markets to get spooked — by both current events and the lack of visibility — into painting a too pessimistic view of the outlook. That said there are a number of issues that we’re following very closely.

•	Most difficult to predict is the economic impact of the financial turmoil. The sub-prime crisis threatens U.S. growth, compounding the impact on Canada as we are already trying to cope with the strong Canadian dollar. Given what’s going on in the markets, we think the Canadian economy will slow down. Having said that, strong employment growth has continued here and in the U.S. and non-performers are contained. While we see our businesses slowing, they are slowing from what have been really spectacular results. Clearly, if the US and Canada hit a major downturn, which we are not assuming, results could be worse.

•	So, what’s the view embedded in our operational plans?

•	We see 2008 as a good year within our targeted 7-10% EPS growth range but perhaps at the lower end of that range because of the dilution of the Commerce acquisition. While we have contingency plans for expense reductions, we will continue to reinvest in our franchises to ensure continued strength in 2009. All in, we’re feeling good about 2008 for TD.

•	Now, let me turn to each of our businesses.

•	We’ve already outlined publicly what we hope to achieve in 2008 in the U.S. We are targeting total U.S. retail earnings approaching $1 billion coming from TD Ameritrade, TD Banknorth and Commerce — assuming it closes. This result will be up almost 60% from 2007 levels. The main worry for us here is the Canadian/U.S. dollar and we may experience some modest pressure on PCL’s. An average exchange rate above par could make it challenging to achieve our goal.

•	Our domestic retail businesses should slow down from the very high levels of growth we’ve seen over the past few years and we do face the real risk of rising PCL’s in the latter half of 2008. But, overall, we feel good about the strength of our position moving forward. I know our teams are focused on delivering as close as we can to $3 billion in earnings despite these challenges. Together with our U.S. earnings it would mean we could be earning $4 billion in retail earnings alone – a strong anchor for any franchise – and on top of that you would add the earnings from our outstanding Wholesale business.

•	Speaking of Wholesale, although we are going to start the year with strong security gains, we do expect a slowdown in TD Securities earnings from the near record pace this year. And finally, for Corporate, Colleen has previously indicated our expected earnings range.

•	Looking at our immediate future, upon the successful closing of the Commerce deal, we’ll be focused on integration and getting it done right. I know we have the expertise and the best people from both sides to make it happen in a way that preserves the best features of both banks. We’ve got an unbelievable opportunity to transform TD into the first North American bank – a high growth customer focused bank owning the brand position of North America’s most convenient bank.

•	In closing, we had a tremendous 2007. When you look around the world, there are few examples of banks that look like TD. There are few major banks with no write downs in 2007. Our domestic retail operations and our Wholesale bank delivered spectacular results and we’ve established a great platform in the United States. We’ve continued to invest in our leading franchise businesses and the results showed. We’re confident we can take the best of this model to grow in the U.S. and be a North American leader.

•	On that note, I’ll turn things over to Colleen.
Ed — Overall Call Closing
•	Let me wrap up with the 5 key messages I hope you’ll take away from today’s meeting.

•	One – we had a great 4th quarter and a spectacular year

•	Two – Our Canadian franchise delivered once again

•	Three – the benefits of our transparent risk-reward Wholesale bank were clearly demonstrated this year

•	Four – We have a unique and growing US retail presence

•	And Five – for F2008 – we see $4bn in retail earnings — $3bn in Canada and $1bn in the US
Thanks and have a great day.

Forward-looking statements and additional information
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause TD Bank’s results to differ materially from those described in the forward looking statements can be found in TD Bank’s 2007 Annual Report on Form 40-F filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). In addition to the factors found in TD Bank’s 2007 Annual Report, the following factors relating to the Commerce Bancorp, Inc. transaction, among others, could also cause actual results to differ materially from those expressed in the forward-looking statements described on the earlier slide: the ability to obtain the approval of the transaction by Commerce stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.
The proposed merger transaction involving The Toronto-Dominion Bank (the “Bank”) and Commerce will be submitted to Commerce’s shareholders for their consideration. The Bank and Commerce have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about the Bank and Commerce, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Bank, Commerce, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2007, which will be filed with the Securities and Exchange Commission by December 3, 2007, its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce’s directors and executive officers is available in Commerce’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
The information may also contain non-GAAP financial disclosure. The Bank’s financial results prepared in accordance with GAAP are referred to as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results (i.e., reported results excluding “items of note”, net of income taxes) to assess each of its businesses and measure overall Bank performance. Adjusted net income, adjusted earnings per share (EPS) and related terms used in this presentation are not defined terms under GAAP and may not be comparable to similar terms used by other issuers. See “How the Bank Reports” in the 4th Quarter 2007 Press Release and the 2007 MD&A (available under the Bank’s Investor Relations internet link located at http://www.td.com/investor) for further explanation, a list of the items of note and a reconciliation of adjusted earnings to reported basis (GAAP) results.

THE FOLLOWING ARE MATERIALS USED IN A PRESENTATION TO ANALYSTS HELD ON NOVEMBER 29, 2007.
Q4 2007 Investor Presentation Thursday November 29, 2007

From time to time, the Bank makes written and oral forward-looking statements, including in this presentation, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, the Bank's senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. All such statements are made pursuant to the "safe harbour" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank's objectives and targets for 2008 and beyond, and strategies to achieve them, the outlook for the Bank's business lines, and the Bank's anticipated financial performance. The economic assumptions for 2008 for each of our business segments are set out in the 2007 Annual Report under the headings "Economic Outlook" and "Business Outlook and Focus for 2008", as updated in the subsequently filed quarterly Reports to Shareholders. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may" and "could". By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors - many of which are beyond our control - that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the management discussion and analysis section of the Bank's 2007 Annual Report and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank's ability to execute its strategies, including its integration, growth and acquisition strategies and those of its subsidiaries, particularly in the U.S.; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; the failure of third parties to comply with their obligations to the Bank or its affiliates as such obligations relate to the handling of personal information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers; legislative and regulatory developments; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of the Bank's risk management framework, including the risk that the Bank's risk management models do not take into account all relevant factors; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank's results. For more information, see the discussion starting on page 59 of the Bank's 2007 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank's forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf. Caution regarding forward-looking statements

Great 4th quarter and a spectacular year Strategic overview ? Wholesale focus on transparency and risk-reward ? Canadian franchise delivered, again Growing U.S. retail presence ? C$4 billion in retail earnings target in F2008

FY2007 Highlights Explained in footnote 1 on slide 8. Explained on footnote 1 on slide 19. The Bank's financial results prepared in accordance with GAAP are referred to as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results (i.e., reported results excluding "items of note", net of income taxes) to assess each of its businesses and measure overall Bank performance. Adjusted net income, adjusted earnings per share (EPS) and related terms used in this presentation are not defined terms under GAAP and may not be comparable to similar terms used by other issuers. See "How the Bank Reports" in the 4th Quarter 2007 Press Release and in the 2007 MD&A (td.com/investor) for further explanation, a list of the items of note and a reconciliation of adjusted earnings to reported basis (GAAP) results. Reported net income for 2006 and 2007 was $4,603MM and $3,997MM, respectively. Net income $MM (based on segment results, adjusted where applicable)

Q4 2007 Highlights Reported net income for Q4/06, Q3/07 and Q4/07 was $762MM, $1,103MM and $1,094MM, respectively. Net income $MM (based on segment results, adjusted where applicable)

Visa gain $ (0.19) Reported net income and EPS $ 1.50 $ (135) $1,094 EPS Pre-Tax Post-Tax EPS $ MM $ MM $ (0.05) $ (39) $ (60) Q4 2007 Earnings Items of note $ MM Adjusted net income and EPS $ 1.40 Excluding above items of note EPS General allowance release $ (163) $ 1,021 Amortization of intangibles $ 0.14 $ 99 - $ 2 $ 3 Change in fair value of Credit Default Swaps hedging the corporate loan book $ 138

Q4 2007 Operating Performance Wholesale Banking Canadian Retail: Personal & Commercial Banking Wealth Management U.S. Retail: Personal & Commercial Banking Wealth Management Corporate

1. "Canadian Retail" results in this presentation consist of Canadian Personal and Commercial Banking business segment results included in the Bank's reports to shareholders for the relevant periods and Canadian Wealth Management results, a subset of the Wealth Management business segment results of the Bank, as explained on slide 15 of this presentation. Canadian Retail1 P&L $MM

TDCT Q1/99 Q2/99 Q3/99 Q4/99 Q1/00 Q2/00 Q3/00 Q4/00 Q1/01 Q2/01 Q3/01 Q4/01 Q1/02 Q2/02 Q3/02 Q4/02 Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 Net income 110 101 140 148 145 202 230 248 267 271 275 277 281 264 282 287 300 298 327 318 350 347 372 381 424 401 434 443 476 465 524 501 544 540 597 572 76 87 84 86 107 95 107 111 150 Net Income $MM Canadian Personal and Commercial Banking Net income of $572 million: Down 4% or $25 million from Q3/07 and up 14% from Q4/06 Notes

TD CT Q1/99 Q2/99 Q3/99 Q4/99 Q1/00 Q2/00 Q3/00 Q4/00 Q1/01 Q2/01 Q3/01 Q4/01 Q1/02 Q2/02 Q3/02 Q4/02 Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 Revenue 751 733 775 774 813 1250 1305 1335 1372 1388 1432 1447 1451 1394 1458 1465 1456 1420 1489 1490 1515 1521 1570 1614 1663 1617 1694 1729 1804 1771 1929 1948 2010 1986 2101 2152 Personal deposits 489 503 504 524 523 Business banking 343 372 373 378 368 Consumer lending 304 323 326 337 332 Real estate secured lending 218 234 240 263 258 Insurance, net of claims 217 212 206 228 228 Other 46 50 80 74 62 Notes Total revenue $2.152 billion: Up 2% from Q3/07 and up 10% from Q4/06 YoY revenue up due to strong broad-based volume growth and higher fee revenue Total revenue $MM Canadian Personal and Commercial Banking

TD CT Q4/02 Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 Money in 0.0201 0.0194 0.0192 0.0191 0.0183 0.0184 0.0177 0.0172 0.0173 0.0175 0.0171 0.0168 0.017 0.0176 0.0176 0.0183 0.018 0.0179 0.0176 0.0178 0.0186 Money out 0.0164 0.0166 0.0165 0.0162 0.0161 0.0159 0.0161 0.016 0.0159 0.0155 0.0157 0.0159 1.58000000013148E-02 0.0156 0.0156 0.0159 0.0162 0.0163 0.0167 0.0166 0.0157 NIM 0.0338 0.0333 0.0331 0.0323 0.0315 0.0311 0.0305 0.03 0.0302 0.0302 0.0295 0.0292 0.0296 0.0301 0.0298 0.0308 0.0307 0.0303 0.0305 0.0307 0.0303 NIM on deposits NIM on loans NIM on average earning assets Notes Net interest margin on average earning assets down 4 bps YoY and QoQ: QoQ decrease due mainly to tightening in the Prime/BA spread Net interest margin % Canadian Personal and Commercial Banking

Q4/01 Q1/02 Q2/02 Q3/02 Q4/02 Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 PCL 92 100 87 100 93 99 86 89 99 105 85 83 81 85 88 89 92 94 86 99 114 128 139 147 168 Commercial 3 7 12 5 14 10 7 20 1 2 9 7 10 3 1 5 5 -8 5 18 10 4 4 8 Small business 12 21 20 22 10 8 9 9 Collections 23 15 Commercial -16 -3 1 7 -2 -4 Small business 17 8 6 6 4 5 5 Midmkt agri 6 -1 Small Business & Commercial Personal PCL $176 million (before securitization): Up $25 million from Q3/07 and $44 million from Q4/06 Personal up $54 million YoY due to volume growth and changes in credit granting criteria PCL securitization impact: $4 million for Q4/07 ($4 million in Q4/06) $176 Notes Personal $138 PCL $MM (excluding impact of securitization) Canadian Personal and Commercial Banking $132 $143 $151

TDCT Q1 00 Q2 00 Q3 00 Q4 00 Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02 Q4/02 Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 Expenses 809 814 820 828 834 897 908 872 864 879 886 865 852 873 873 884 909 913 944 924 925 956 968 985 994 1039 1068 1059 1033 1050 1114 Expenses $1,114 million: Up 6% from Q3/07 and 4% from Q4/06 Increases reflect new initiatives to continue growth TDCT Q1 00 Q2 00 Q3 00 Q4 00 Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02 Q4/02 Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 Expenses 809 814 820 828 834 897 908 872 864 879 886 865 852 873 873 884 909 913 944 924 925 956 956 985 1010 1036 1068 1059 1033 1050 1114 Operating Efficiency 0.603 0.601 0.626 0.628 0.601 0.62 0.603 0.605 0.59 0.597 0.583 0.582 0.583 0.598 0.582 0.585 0.556 0.57200000013148 0.56400000026296 0.5600000052592 0.546000000539068 0.561 0.539 0.54800000026296 0.527 0.52 0.5 0.518 Notes Efficiency ratio % Expenses $MM Canadian Personal and Commercial Banking

TD CT Q4/02 Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 Money Out 0.2093 0.2091 0.2067 0.205 0.2038 0.2037 0.2009 0.2011 0.2009 0.2009 0.1995 0.1999 0.2006 0.201 0.2001 0.1989 Deposits 0.2122 0.2116 0.212 0.2122 0.213 0.2142 0.2146 0.2134 0.2139 0.2134 0.2149 0.2134 0.2121 0.211 0.2093 Term Deposits 0.2031 0.2024 0.2031 0.2046 0.2043 0.2055 Total personal loans Total personal deposits TD CT 9/3/2003 12/5/2003 3/5/2004 6/4/2004 9/4/2004 12/1/2004 3/1/2005 6/1/2005 9/4/2005 12/1/2005 3/1/2006 6/1/2006 9/1/2006 12/1/2006 3/1/2007 6/1/2007 SB Loans 0.1612 0.1589 0.1589 0.1589 0.1598 0.1584 0.1594 0.1655 0.1688 0.1728 0.1759 0.1754 0.1768 0.1808 0.1818 0.1798 Small business loans Other business loans Personal loans & deposits (including securitized loan amounts)1 Business loans2,3 6bp of the decrease is due to a peer bank's reclassification of $1.4 billion of Commercial term deposits to Personal Term deposits in August Small business loans (<250K) and Other business loans (250K to 5MM) share to June 2007. Source: CBA Business Lending Other business loans excludes multi-unit residential. Market share trend % Canadian Personal and Commercial Banking Aug 2007 Aug 2006 Nov 2006 Feb 2007 May 2007 TD CT 9/3/2003 12/5/2003 3/5/2004 6/4/2004 9/4/2004 12/1/2004 3/1/2005 6/1/2005 9/4/2005 12/1/2005 3/1/2006 6/1/2006 9/1/2006 12/1/2006 3/1/2007 6/1/2007 SB Loans Comml Loans 0.089 0.0864 0.0855 0.086 0.0875 0.0864 0.0852 0.0861 0.0871 0.0864 0.0863 0.0873 0.0879 0.0871 0.0886 0.0905

NI Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 Wealth 81 81 60 45 78 88 73 85 105 113 97 95 122 134 126 119 Net income of $119 million: Up 25% or $24 million from Q4/06 but down 6% from Q3/07 Canadian Wealth Management1 "Canadian Wealth Management" results in this presentation consist of Wealth Management business segment results included in the Bank's reports to shareholders for the relevant periods, but excluding the Bank's equity share in TD Ameritrade. Net Income $MM Notes

Total Expenses Q1/05 Q2/05 Q3/05 Q4/05 Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 WM 301.4 314.5 319.2 339.3 332 349.1 344 357 364 393 395 399 NI Q1/05 Q2/05 Q3/05 Q4/05 Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 Fee & Other Rev 209.5 226.7 232.2 256.5 269 279.7 285.3 297.3 321.4 361.3 366.9 362.8 Transaction Rev 150.5 158 132.1 147.7 158.5 180.2 138.7 137.5 152.7 155 139.8 135.6 NII 58 60.4 61.9 61.9 63 61.5 67.6 69.4 76.6 77.5 80.2 83.4 NII Fee & Other Transaction $551 $594 Total revenue $581 million: Down 1% from Q3/07 and up 15% from Q4/06 Total expenses $399 million: Up 1% from Q3/07 and 12% versus Q4/06 Notes Canadian Wealth Management Revenue $MM Expenses $MM $581 $504 $587

Canadian Wealth Management Long-term funds TD CT Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 LT Ind 0.054 0.0558 0.0566 0.0578 0.0587 0.0611 0.0628 0.0652 0.0657 0.0665 0.0673 0.0675 0.0676 0.0684 0.0682 0.0687 LT Banks 0.196 0.1975 0.1973 0.1983 0.2012 0.2049 0.2074 0.2104 0.2109 0.2118 0.2118 0.213 0.2134 0.2138 0.2115 0.2102 MF Ind 0.2003 0.201 0.1984 0.1965 0.1971 MF Banks 0.2608 0.2604 0.2595 0.2577 0.2574 Industry Banks TD CT Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 LT Ind 0.0539 0.0558 0.0566 0.0578 0.0587 LT Banks 0.196 0.1976 0.1974 0.1984 0.2013 MF Ind 0.2003 0.201 0.1984 0.1965 0.1971 0.1987 0.199 0.1978 0.2012 0.2058 0.2021 0.203 0.2035 0.2075 0.2095 0.2092 MF Banks 0.2608 0.2604 0.2595 0.2577 0.2574 0.2582 0.2571 0.2563 0.2606 0.2668 0.2668 0.2639 0.2721 0.2767 0.282 0.283 Industry Banks Money market funds Mutual Fund Market share trend %

Q4 2007 Operating Performance Wholesale Banking Canadian Retail: Personal & Commercial Banking Wealth Management U.S. Retail: Personal & Commercial Banking Wealth Management Corporate

NI Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 BNK 19 70 69 65 59 68 63 64 62 109 124 NI Q3/05 Q4/05 Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 TDW USA 77 101 84 97 110 103 112 107 156 191 $128 $125 "U.S. Retail" results in this presentation consist of U.S. Personal and Commercial Banking business segment results included in the Bank's reports to shareholders for the relevant periods and U.S Wealth Management, a subset of the Wealth Management business segment of the Bank. U.S. Wealth Management is the Bank's equity share in TD Ameritrade. TD's U.S. Retail net income in US$ is the corresponding C$ net income included in the Bank's reports to shareholders for the relevant periods divided by the average FX rate for the most recent calendar quarter. Q2/07 is adjusted. See footnote 2 on slide 20 for details. U.S. Retail1 Net Income $MM (adjusted where applicable) $199 TD's U.S. Retail net income US$ TD's U.S. Retail net income C$ $116 $168

TDCT Q2/05 Q3/05 Q4/05 Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 Net income 19 70 69 65 59 68 63 64 62 109 124 TD Bank USA + Corp 8 8 8 8 8 MI 50 57 51 51 43 U.S. Personal & Commercial Banking1 TD's U.S. Personal & Commercial net income in US$ is the corresponding C$ net income included in the Bank's reports to shareholders for the relevant periods divided by the average FX rate for the most recent calendar quarter. Q2/07 adjusted net income of $62MM excludes $39MM after-tax related to restructuring charges disclosed as an item of note. There were no items of note for the current or prior quarters. Net income (adjusted) $MM 2 NI Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 TDW USA 51 61 56 56 53 101 119 TD's U.S. Personal & Commercial net income US$ TD's U.S. Personal & Commercial net income C$ Notes Net income up C$61 million YoY and C$15 million QoQ: Improved core earnings QoQ Higher average ownership Partially offset by stronger C$

TDCT Q2/05 Q3/05 Q4/05 Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 Operating Efficiency 0.0414 0.0412 0.0409 0.0396 0.0383 0.0407 0.0401 0.0395 0.0389 0.0386 0.04 TD CT Q2/05 Q3/05 Q4/05 Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 99 308 298 284 327 308 301 298 301 312 322 39 141 119 73 134 127 126 127 131 134 135 Total revenue US$MM2 U.S. Personal & Commercial Banking Net interest margin %1 NII Other Income Revenue of US$457 million up 2% QoQ and 7% YoY: Solid growth in fees Notes $478 $504 $475 $486 $483 C$ $427 $432 $457 $425 $447 Margin on average earning assets exclude the impact related to the money market deposit account (MMDA) agreement with TD Ameritrade. The MMDA is described in Note 29 of the Bank's 2007 Financial Statements. TD's U.S. Personal & Commercial Banking revenue in US$ is the corresponding C$ revenue included in the Bank's reports to shareholders for the relevant periods divided by the average FX rate for the most recent calendar quarter.

Q2/05 Q3/05 Q4/05 Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 PCL -7 4 7 7 8 9 13 15 30 31 34 Commercial Small business PCL US$34 million: Net impaired loans flat QoQ $13 Notes $30 $34 $15 U.S. Personal & Commercial Banking PCL US$MM1 $31 $15 $35 $35 $17 $33 C$ TD's U.S. Personal & Commercial Banking PCL in US$ is the corresponding C$ PCL included in the Bank's reports to shareholders for the relevant periods divided by the average FX rate for the most recent calendar quarter.

TDCT Q2/05 Q3/05 Q4/05 Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 Expenses 83 250 216 225 284 255 263 261 262 254 253 Adjusted expenses down US$1 million YoY to US$253 million: QoQ impact mainly due to process improvement and branch optimization TDCT Q2/05 Q3/05 Q4/05 Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 Operating Efficiency 0.601 0.557 0.518 0.63 0.616 0.587 0.615 0.615 0.607 0.569 0.554 Efficiency ratio (adjusted) % Expenses (adjusted) US$MM1 U.S. Personal & Commercial Banking Notes TD's U.S. Personal & Commercial Banking expenses in US$ is the corresponding C$ expenses included in the Bank's reports to shareholders for the relevant periods divided by the average FX rate for the most recent calendar quarter. Q2/07 is adjusted. See footnote 2 on slide 20 for details. $294 $306 $263 $299 $275 C$

U.S. Personal & Commercial Banking Integration planning is underway! ? Integration office formed ? Kick-off meeting held ? Team Leaders announced

NI Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 TDW USA 30 21 16 18 20 11 26 51 33 39 55 53 64 63 59 75 14 NI Q3/05 Q4/05 Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 TDW USA 21 43 28 46 49 47 56 54 55 72 $64 $75 $63 "U.S. Wealth Management" consists of the Bank's equity share in TD Ameritrade. TD's U.S. Wealth Management net income in US$ is the corresponding C$ net income contribution of TD Ameritrade to the Wealth Management segment divided by the average FX rate for the most recent calendar quarter. For additional information please see TD Ameritrade Holding Corporation's current report dated October 23, 2007 available at www.amtd.com/investors/sec.cfm. U.S. Wealth Management Net Income1 $MM TDBFG's equity share in TD Ameritrade C$75MM TD Ameritrade Holding Corporation's record net income US$200MM in Q4/072 Record average quarterly trades/day up 36% YoY TD's U.S. Wealth Management net income C$ TD's U.S. Wealth Management net income US$ $53 $59 Notes

Q4 2007 Operating Performance Wholesale Banking U.S. Retail: Personal & Commercial Banking Wealth Management Corporate Canadian Retail: Personal & Commercial Banking Wealth Management

Wholesale Banking

TD Bank Financial Group

Net Income $MM



$146
$197
$217
$253
$157
Q4/06
Q1/07
Q2/07
Q3/07
Q4/07

Notes

- Net income of $157 million:
  - Down 38% or $96 million from Q3/07 but up 8% or $11 million from Q4/06

27

Wholesale Q1/02 Q2/02 Q3/02 Q4/02 Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 Revenue 934 635 531 568 585 478 477 496 615 582 535 464 570 604 489 478 661 534 583 493 635 642 692 525 Investment banking and capital markets 475 356 347 529 381 Corporate banking 70 65 61 70 71 Equity investments 59 68 70 62 83 Wholesale Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07 Q4/07 Expenses 343 300 307 323 352 343 340 261 332 343 281 326 345 321 303 293 332 329 326 274 332 365 296 332 332 Total revenue of $525MM: Down 24% versus Q3/07 but up 6% YoY. Revenue (TEB)$MM Expenses $MM Notes Wholesale Banking

Wholesale Banking U.S. sub-prime mortgages None U.S. sub-prime exposure via CDO's None Third party Asset-backed Commercial Paper 1 No exposure - TDBFG, TD Asset Management Inc., TD Mutual Funds Corporate Loan Book Nominal LBO exposure No covenant "lite" exposure Hedge Funds No direct lending exposure Nominal trading exposure Prime Brokerage Collateralized based on retail (IDA) margin standards Underwriting Commitments on loans to be syndicated2 Marked to market TD-sponsored Structured Investment Vehicles (SIV's) None Level 3 assets and liabilities <1% As issued by the specific trusts named in the August 16, 2007 press release by a group of financial institutions referencing a solution to the liquidity problem affecting third party structured finance asset-backed commercial paper in Canada. No impact on Q4/07 results from mark to market.

Q4 2007 Operating Performance Wholesale Banking U.S. Retail: Personal & Commercial Banking Wealth Management Corporate Canadian Retail: Personal & Commercial Banking Wealth Management

Corporate Adjusted net loss of $26 million for Q4/07 In line with target of $20 to $40 million loss per quarter

? A very strong quarter, an excellent year Conclusion ? Dividend up 19% ? F2007 adjusted EPS up 23%

Additional Information about the Commerce Transaction In addition to the factors described on the earlier slide entitled "Caution Regarding Forward-Looking Statements," the following factors relating to the Commerce Bancorp, Inc. ("Commerce") transaction, among others, could also cause actual results to differ materially from those expressed in the forward-looking statements described on the earlier slide: the ability to obtain the approval of the transaction by Commerce stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce's businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. The proposed merger transaction involving The Toronto-Dominion Bank (the "Bank") and Commerce will be submitted to Commerce's shareholders for their consideration. The Bank and Commerce have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about the Bank and Commerce, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751- 9000. The Bank, Commerce, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Bank's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2007, which will be filed with the Securities and Exchange Commission by December 3, 2007, its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce's directors and executive officers is available in Commerce's proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Q4 2007 Investor Presentation Thursday November 29, 2007